

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 15, 2009

Ms. Jana Whitlock
President, CEO, CFO, Treasurer and Director
Millennium Energy Corp.
43 Pireos St.
Ano Voula, Athens, Greece

> **Re:** **Millennium Energy Corp.**
> **Item 4.01 Form 8-K/A Filed September 10, 2009**
> **File No. 000-52785**
> **Response Letter Dated September 9, 2009**

Dear Ms. Whitlock:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief